UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Sientra, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

82621J105
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82621J105	SCHEDULE 13G/A	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS OrbiMed Capital GP III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,345,900
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,345,900
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,345,900
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.48%*
12		TYPE OF REPORTING PERSON OO

* This percentage is based upon 17,993,416 shares outstanding as of November 9, 2015, as set forth in Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 16, 2015.

CUSIP No. 82621J105	SCHEDULE 13G/A	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,357,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,357,500
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,357,500
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.54%*
12		TYPE OF REPORTING PERSON IA

* This percentage is based upon 17,993,416 shares outstanding as of November 9, 2015, as set forth in Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 16, 2015.

CUSIP No. 82621J105	SCHEDULE 13G/A	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS Samuel D. Isaly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,357,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,357,500
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,357,500
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.54% *
12		TYPE OF REPORTING PERSON IN
* This percentage is based upon 17,993,416 shares outstanding as of November 9, 2015, as set forth in Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 16, 2015.

CUSIP No. 82621J105	SCHEDULE 13G/A	Page 5 of 9 Pages

Item 1.	(a) Name of Issuer:

Sientra, Inc.

(b) Address of Issuer’s Principal Executive Offices:

420 South Fairview Avenue, Suite 200

Santa Barbara, CA 93117 United States

Item 2.	(a) Name of Person Filing:

OrbiMed Capital GP III LLC (“GP III”)

OrbiMed Advisors LLC (“Advisors”)

Samuel D. Isaly (“Isaly”)

(b) Address of Principal Business Office:

601 Lexington Avenue, 54th Floor

New York, NY 10022

(c) Citizenship:

Please refer to Item 4 on each cover sheet for each filing person.

(d) Title of Class of Securities:

Common Stock

(e) CUSIP No.:

82621J105

CUSIP No. 82621J105	SCHEDULE 13G/A	Page 6 of 9 Pages

Item 3. Not Applicable

CUSIP No. 82621J105	SCHEDULE 13G/A	Page 7 of 9 Pages

Item 4. Ownership:

GP III is the sole general partner of OrbiMed Private Investments III, LP (“OPI III”), which holds 1,345,900 shares of Common Stock (“Shares”). Advisors is the general partner of OrbiMed Associates III, LP (“Associates”), which holds 11,600 Shares. Advisors is an investment advisor in accordance with § 240.13d-1(b)(1)(ii)(E) and is the Managing Member of GP III. Isaly is the Managing Member of Advisors and a control person in accordance with § 240.13d-1(b)(1)(ii)(G). On the basis of these relationships, GP III, Advisors and Isaly may be deemed to share beneficial ownership of the Shares held by OPI III and Associates.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

See Item 4.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 82621J105	SCHEDULE 13G/A	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2016

ORBIMED ADVISORS LLC

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

ORBIMED CAPITAL GP III LLC

By: OrbiMed Advisors LLC
Its Managing Member

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

SAMUEL D. ISALY

Samuel D. Isaly
	Name:	Samuel D. Isaly

CUSIP No. 82621J105	SCHEDULE 13G/A	Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on this Schedule 13G/A dated February 11, 2016 (the "Schedule 13G/A"), with respect to the Common Stock, par value of $0.001 per share, of Sientra, Inc. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this Schedule 13G/A. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G/A, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

 IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 11, 2016.

ORBIMED ADVISORS LLC

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

ORBIMED CAPITAL GP III LLC

By: OrbiMed Advisors LLC
Its Managing Member

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

SAMUEL D. ISALY

Samuel D. Isaly
	Name:	Samuel D. Isaly